SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com
STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
March 15, 2011
VIA EDGAR
Dominic Minore, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TPG Specialty Lending, Inc. — Amendment No. 1 to Registration Statement on Form 10 filed on March 15, 2011
Dear Mr. Minore,
          On behalf of our client, TPG Specialty Lending, Inc. (the “Company”), we have set forth below the responses of the Company to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) during a telephonic conference on March 15, 2011 regarding the Company’s amended registration statement on Form 10 filed on March 15, 2011 (“Amendment No. 1 to the Form 10”) and the Company’s response letter (the “Initial Response Letter”) to the Staff’s initial comments on the Company’s registration statement on Form 10 filed on January 14, 2011(the “Form 10”). Concurrently with this letter, the Company intends to file Amendment No. 2 to the Form 10 (the “Amendment No. 2 to the Form 10”) to reflect the Company’s responses to the Staff’s comments as set forth below as well as some other changes. For ease of reference, the text of each of the Staff’s comments is set forth below in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1 to the Form 10. All page references in the following responses correspond to the page numbers in Amendment No. 1 to the Form 10.
ATLANTA      AUSTIN      HOUSTON      NEW YORK      WASHINGTON DC

March 15, 2011

     1. Comment: We note the disclosure provided in response to Comment 2 in the Initial Response Letter. Please revise the language under “Forward-looking Statements” further to clarify that the safe harbor for forward-looking statements in Section 21E of the 1934 Act is not available to the Company as a registered investment company.
     Response: In response to the Staff’s comment, the Company has clarified the disclosure under “Forward-looking Statements” in Amendment No. 2 to the Form 10.
      2. Comment: We note the disclosure provided in response to Comment 8 in the Initial Response Letter. On page 4: Please reflect in the discussion of the Incentive Fee the Staff’s position concerning the inclusion of unrealized capital appreciation on investments in connection with the calculation of the Incentive Fee expense accrual.
     Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to the Form 10 to reflect the Staff’s position.
     3. Comment: We note the disclosure provided in response to Comment 21 in the Initial Response Letter. On page 30 in the second paragraph: Please confirm that any derivatives entered into for speculative purposes are not expected to be material to the Company’s business and results of operations.
     Response: In response to the Staff’s comment, the Company states in Amendment No. 2 to the Form 10 that any derivatives entered into for speculative purposes are not expected to be material to the Company’s business or results of operations.
     4. Comment: We note the disclosure provided in response to Comment 22 in the Initial Response Letter. On page 36 in the first paragraph under “Allocation of Loan Origination Investment Opportunities:” Please clarify your reference to the Company’s enjoyment of “direct or indirect benefits,” as it pertains to the Adviser’s prohibition from acting as manager of other pooled investment funds.
     Response: In response to the Staff’s comment, the Company has clarified in Amendment No. 2 to the Form 10 that the Adviser will not be prohibited from acting as manager of investment vehicles in which the Company invests or otherwise holds an economic interest.
     5. Comment: We note your response to Comment 25 in the Initial Response Letter. In the discussion of Anti-takeover Provisions on pages 43-45, please provide disclosure to the effect that all such material provisions in the Amended and Restated Certificate of Incorporation have been disclosed. On page 45 in the first line, please also delete the statement that reference should be made to the Company’s Amended and Restated Certificate of Incorporation for the full text of these provisions.
     Response: In response to the Staff’s comment, the Company has clarified in Amendment No. 2 to the Form 10 that all material provisions in the Amended and Restated Certificate of Incorporation relating to anti-takeover provisions have been disclosed. In addition, the Company has deleted the statement that reference should be made to the Amended and Restated Certificate of Incorporation for the full text of these provisions.
     6. Comment: We note your response to Comment 26 in the Initial Response Letter. Please acknowledge that the Staff has not provided you with any advice or guidance regarding the availability of an exception or exemption from registration of the Private Offering under section 4(2) of the 1933 Act or otherwise.
     Response: In response to the Staff’s comment, the Company acknowledges that the Staff has not provided the Company with any advice or guidance regarding the availability of an exception or exemption from registration of the Private Offering under section 4(2) of the 1933 Act or otherwise.
     7. Comment: On page 32, please revise the “Biographical Information” of the directors of the Company to provide the additional information required by Item 401(e) of Regulation S-K under the 1933 Act.
     Response: In response to the Staff’s comment, the Company has revised the biographical information in Amendment No. 2 to the Form 10 to disclose the appropriate information.

March 15, 2011

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     The Company has authorized us to acknowledge on its behalf that: (1) it is responsible for the adequacy and accuracy of the disclosures in its filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company has authorized us to acknowledge that the Division of Enforcement of the SEC has access to all information provided to the Staff in connection with the filing.
     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joshua Easterly/ TPG Specialty Lending, Inc.
David Stiepleman/ TPG Specialty Lending, Inc.
Michael Gerstenzang, Esq./ Cleary Gottlieb Steen & Hamilton LLP
Adrian Leipsic, Esq./ Cleary Gottlieb Steen & Hamilton LLP
Amanda Lee Hollander, Esq./ Sutherland Asbill & Brennan LLP